

June 21, 2022

Yizhen Zhao
Chief Executive Officer
Ark7 Properties Plus LLC
535 Mission Street, 14th Floor
San Francisco, CA 94105

      Re: Ark7 Properties Plus LLC
          Amendment No. 1 to
          Offering Statement on Form 1-A
          Filed June 7, 2022
          File No. 024-11869

Dear Mr. Zhao:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 23, 2022 letter.

Amendment No. 1 to Offering Statement on Form 1-A, filed June 7, 2022

Ark7 is both the Asset Manager and the Managing Member, page 6

1.   We note your amended disclosure in response to comment 2. Please further revise your disclosure to highlight the risk that the fees paid to the Managing Member may be higher than the fees that would be paid to an unaffiliated third party given the lack of an independent assessment as to the determination of the fees.

Risks Relating to the Offering, page 7

2.   We note your response to comment 4 and the inclusion of a new risk factor. However, please revise your disclosure to clarify, if true, that the net proceeds of the offering will

first be used to repay the intercompany loan to Ark7 rather than to improve the property or fund an operating reserve, as we understand that the amounts of proceeds allocated to these uses will not be funded by the intercompany loan. Please describe the risk that you will not be able to fund the operating reserve or the planned renovations if you do not sell the maximum offering and how this may impact the series' ability to operate and the impact on investors.

Plan of Distribution, page 12

3.	We note your amended disclosure in response to comment 7. Please further revise to clarify when you will conduct closings. As described in our prior comment 7, if you have an undetermined time to process subscription requests, your offering may be considered to be a delayed offering rather than a continuous offering, which is not eligible to be made under Regulation A. In this regard, your disclosure on pages 12 and 13 indicates that you will determine whether and when to conduct closings based on several factors pertaining to the amount of funds in the segregated account, number of subscriptions received, whether loan payments are due to a bank and whether a closing will be of the greatest benefit to the company. These items suggest that your offering may be in the nature of a delayed offering, rather than a continuous offering. Please see Rule 251(d)(3)(i)(F) of Regulation A, and revise your offering circular to state a definitive timeframe for closings.

Use of Proceeds to Issuer, page 15

4.	Reconcile your descriptions of the uses of proceeds from this offering and the disclosure on page 2. The description on page 2 does not refer to use of proceeds to pay brokerage commissions to Dalmore ($3,362), offering expenses ($18,496), or the the sourcing fee ($10,896). Please also reconcile whether Dalmore's commission ($3,362) will be paid out of proceeds of the offering, or as also disclosed on page 2, by Ark7 Properties Plus LLC. Please also clarify whether Series #WG13Z or Ark7 Properties Plus LLC is responsible for the payment of Dalmore's expense allowance and consulting fee of $25,000 in the aggregate. We note that disclosure on page 2 and the agreement filed as Exhibit 1 to the offering circular suggest that the LLC is responsible for this payment. Finally, with respect to note (2) to the table on page 15, disclose the material terms of any agreement between Series #WG13Z and the LLC as to the allocation of the remaining offering expenses described there, and file any such agreement as an exhibit to the offering circular.

5.	We note your amended disclosure in response to comment 8. Please further revise to disclose what other sources of funds will be utilized if proceeds of the offering are insufficient to repay the intercompany loan or to meet other uses listed in the table. Also clarify whether the bulleted list on page 15 is intended to show the priority of uses of proceeds if the offering is not fully subscribed. Ensure that all uses are addressed, as you have currently omitted the brokerage commissions, operating reserve and property purchase expenses. In this regard, since the purchase price of the property and the property purchase expenses are aggregated in the intercompany loan of $299,120,

according to note (1) to the table, it is unclear why you only cite repayment of the purchase price ($282,000) in the first bullet and not the repayment of the full intercompany loan.

Asset Management Agreement Between Ark7 Inc. and Series #WGI3Z, page 28

6.   We note your amended agreement and response to comment 16. Your amended agreement states that the Asset Management Fee paid by Series #WGI3Z to the Asset Manager shall be 15% of free cash flows of Series #WGI3Z. However, we note multiple instances where the disclosure within the amended Form 1-A still provides that the Asset Management Fee in the agreement between Ark7 and Series #WG13Z may be "up to 15% of free cash flows." Please reconcile this conflicting disclosure.

U.S. Federal Income Tax Considerations, page 31

7.   We note your amended disclosure in response to comment 19. Please further revise to provide disclosure in your offering circular as to the current material tax consequences to investors relating to the acquisition, holding and disposition of the series shares. Clarify whether each series will be treated as a separate entity for U.S. federal income tax purposes. We also note disclosure in the "Overview" section on page 15 and elsewhere stating that investors will be entitled to the "potential tax benefits normally associated with direct property ownership." Please disclose the nature of these benefits, and discuss the legal basis, including any applicable Treasury Regulation, for these benefits. Finally, disclosure on page 7 cites your future intention to qualify each series as a REIT unless the manager determines otherwise, while disclosure on page 31 states that you intend for Series #WG13Z to be taxed as a partnership. Please revise your disclosure in this section and the risk factor on page 7 to state clearly whether you intend Series #WG13Z to qualify as a REIT and the difference to investors in qualifying as a REIT or being taxed as a partnership, citing the appropriate Treasury Regulations. If you intend that some series will qualify as REITs, disclose the impact on the REIT status of each other series if a particular series ceases to be a REIT, and address the legal basis including any applicable Treasury Regulations on which you would rely to qualify such series as a REIT. If you expect that some series may qualify as a REIT and others (including Series #WG13Z) will not, explain clearly and prominently the implications for investors of not qualifying as a REIT including the impact of taxes on such investments and your competitive position.

        You may contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Wood at 202-551-5586 or Pam Long at 202-551-3765 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance

Office of Real Estate & Construction